FORM 6K

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

_____

REPORT OF A FOREIGN ISSUER
Pursuant to Rule 13a - 16 or 15d - 16
The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC. (File # 0-08797)
(Translation of the Registrant's Name into English   )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6
(Address of principal Executive offices)

Attachments:

1.   Press Release(s) September 2009

 Indicate by check mark whether the registrant files or will file annual reports under cover Form
20F or Form 40F.

FORM 20 F   X   FORM 40F____

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2
(b) under the Securities Act of 1934.

YES ___   NO   X

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused
this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ANGLO SWISS RESOURCES INC.
                                        (Registrant)

Dated: October 8, 2009   BY: *Chris Robbins*

                                        It's   Vice President
                                                (Title)

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ANGLO SWISS RESOURCES INC.
Suite 309 - 837 West HASTINGS Street
Vancouver, BC V6C 3N6
604-683-0484
Fax: 604-683-7497

October 8, 2009

Securities & Exchange Commission
450 Fifth Street N.W.
Washington, D.C.
USA 20549

Dear Sir or Madam:

RE: ANGLO SWISS RESOURCES INC.
   SEC FILE NO. 0-08797
   FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per: Chris Robbins
   Vice President

September 1, 2009

ANGLO SWISS COMPLETES $2.1 MILLION EQUITY OFFERING PRIVATE PLACEMENT

Vancouver, British Columbia (TSX Venture: ASW) (OTCBB: ASWRF) (BERLIN: AMO), September 1, 2009 1:30PM PST – Anglo Swiss Resources Inc. ("Anglo Swiss" or the "Company") announced today that it has completed the brokered private placement equity offering announced on August 27, 2009, issuing 7,000,003 units ("Units") at a price of $0.30 per Unit for total gross proceeds of $2.1 million. Each Unit consists of one common share (a "Share") and one-half of one common share purchase warrant (a "Warrant") of the Company. Each full Warrant shall be exercisable for a period of two years from the closing date at an exercise price of $0.60 per Share.

Kingsdale Capital Markets Inc. of Toronto ("Kingsdale") was the agent for the Company for this offering. The Company paid to Kingsdale a fee equal to 7% of the gross proceeds in cash and the Company granted to Kingsdale agent warrants ("Agent Warrants") to acquire Units equal to 10% of the number of Units sold. The Agent Warrants will be exercisable for a period of two years, expiring on August 28, 2011 at $0.30 per Unit.

The funds raised from this offering will be used for further exploration and the pilot production program on the Company's 100% owned Kenville Gold Mine property located near Nelson, British Columbia and for working capital and general corporate purposes.

All of the securities issued by Anglo Swiss pursuant to the private placements are subject to a four-month hold period under Canadian securities laws and are subject to restrictions on resale prior to December 29, 2009.

About Anglo Swiss

Anglo Swiss Resources Inc. is a mineral exploration company with its current focus on gold, silver and base metals at its Kenville Gold Mine property in Nelson, British Columbia where recent results have generated high grade gold assay results.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com. Sign up for free SMS News Release service, simply text **ASW2** in the body of the text message to **32075** or visit the Mobile FRC link at the Company's website. Please visit the Company's website at www.anglo-swiss.com.

Company contacts:
Len Danard
President and Chief Executive Officer
Tel: (604) 683-0484

Fax: (604) 683-7497
Email: info1@anglo-swiss.com
Investor Relations Contacts:
Jeff Walker or Grant Howard
The Howard Group Inc.
Toll Free: 1-888-221-0915
www.howardgroupinc.com

September 24, 2009

ANGLO SWISS RESOURCES INC. OPTIONS
RON GOLD PROPERTY FROM KLONDIKE GOLD CORP.

IMMEDIATE RELEASE   **Vancouver, British Columbia.**
September 24, 2009

Anglo Swiss Resource Inc. ("Anglo") (TSX Venture: ASW) (OTCBB: ASWRF)
(FRANKFURT: AMO.F), is pleased to announce, subject to regulatory approval, that it has
entered into an Option/Joint Venture Agreement (the "Agreement") with Klondike Gold Corp.
("Klondike") wherein Anglo will earn up to a 60% interest in the Klondike's Ron Gold property.

The Ron Gold Property consists of 37 contiguous staked mineral claims and one crown granted
mineral claim covering 1,492 hectares. Consideration from Anglo consists of paying $200,000,
issuing 100,000 Anglo shares and incurring up to $650,000 in exploration expenditures by the 4th
anniversary of this Agreement. This Agreement is subject to an underlying agreement with an
arm's length party that comes with a 2% net smelter return royalty (the "Original Royalty
Interest"). Anglo may at any time purchase three-quarters (1.5%) of the Original Royalty
Interest from the holder of the Original Royalty Interest for $500,000. Klondike also holds an
additional royalty equal to 1% of net smelter returns (the "Second Royalty Interest"). Anglo
may at any time purchase 100% of the Second Royalty Interest from Klondike for $500,000.

Upon completion of the 60% earn-in, a joint venture will be formed between the Anglo and Klondike.

The Ron Gold claims are situated on the eastern, western and southern borders of Anglo's 100% owned Kenville Gold Mine Property. This acquisition greatly enhances Anglo's land position to the south, which extends the potential strike length of the regional geological trend along the Silver King Shear. The Silver King Shear is the host to numerous historical gold and silver mines in southeastern British Columbia including Anglo's Kenville Gold Mine.

Anglo's consultants are presently developing a geological computer model of the Kenville property area, which includes structural geology, the mineralized quartz vein system, and previously mined underground workings. The addition of the Ron Property geological data will allow Anglo Swiss to expand its geological model to include more regional geology, which will assist in determining mineralized zones of interest on both properties.

Ted Nunn, P.Eng., a Qualified Person under National Instrument 43-101, has approved the technical content of this News Release.

About Anglo Swiss

Anglo Swiss Resources Inc. is a mineral exploration company with its current focus on gold, silver and base metals at its Kenville Gold Mine property in Nelson, British Columbia where recent results have generated high grade gold assay results.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com. Sign up for free SMS News Release service, simply text **ASW2** in the body of the text message to **32075** or visit the Mobile FRC link at the Company's website. Please visit the Company's website at www.anglo-swiss.com.

Company contacts:
Len Danard
President and Chief Executive Officer
Tel: (604) 683-0484
Fax: (604) 683-7497
Email: info1@anglo-swiss.com

Investor Relations Contacts:
Jeff Walker or Grant Howard
The Howard Group Inc.
Toll Free: 1-888-221-0915
www.howardgroupinc.com

Cautionary Statement on Forward-Looking Information:

This release contains certain "forward-looking statements" including, without limitation, expectations, beliefs, plans and objectives regarding the potential transactions and ventures discussed in this release. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the risks inherent in mineral exploration, the need to obtain additional financing, the availability of needed personnel and equipment for exploration and development, fluctuations in the price of minerals, and general economic conditions.

END.